Exhibit 6.15

Development and Commercialization Agreement

By and between

Combustion Technologies USA, LLC

And

AGE, Inc.

This Development and Commercialization Agreement (this "Agreement"), dated as of September 9, 2016 is being entered into by and between Combustion Technologies USA, LLC, a limited liability company incorporated under the laws of the State of Utah and having its principal office at 179 East Main Street, Suite B, Sandy, Utah 84070, ("CT"), and Advance Green Energy, Inc., a corporation organized and existing under the laws of the state of Florida and having its principal office at 2 North Broad Street, Brooksville, Florida 34601 ("AGE"). Each or both of CT and AGE are hereinafter referred to as "Party" or "Parties," as intended in the given context.

RECITALS

A. CT is engaged in developing and manufacturing specialty chemical fuel additives.

B. CT and AGE have discussed development of certain proprietary technology to allow for AGE’s use of CT’s chemical additives in connection with the combustion of fossil fuels including but not limited to the following: HFO Heavy Fuel Oil, Bunker Fuel, Diesel fuel, and Synthetic biodiesel and to have CT provide AGE with 3 custom-blended products (the “Products”):

Product #1: FUTT-13 (Fuels Using Tomorrows Technology) this will be to treat diesel fuel for over the road, and off road heavy equipment.

Product #2: FUTT-14 this additive will be used to improve and maximize the production of synthetic biodiesel from the gasification of coal.

Product #3: FUTT-15 this additive will be used to treat bunker fuels and HFO in boiler and diesel engine applications.

C. Further testing is required to evaluate which formulation(s) of the Products is the most cost-effective, safe and practical for the manufacture, delivery to, and use in fossil fuel combustion systems.

D. AGE is interested in financing the development of the Products and subsequently, commercializing, branding, selling, marketing and distributing these formulations.

E. CT wishes to grant AGE an exclusive world-wide right and license to AGE to develop, distribute and commercialize the above three Products.

NOW, THEREFORE, in consideration of the mutual promises, covenants and agreements hereinafter set forth, the sufficiency of which is hereby acknowledged, and intending to be legally bound, the Parties to this Agreement mutually agree as follows:

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Article 1      Definitions

For the purposes of this Agreement, the following terms, whether used in the singular or plural, shall be ascribed the following meaning:

1.1.       "Commercialization" means any and all activities directed to branding, importing, exporting, marketing, promoting, advertising, distributing, storing, offering for sale, using and selling a Product.

1.2.       "Development" means the scientific, technical, regulatory and other activities necessary to test and identify useable formulation(s) of the Products including, without limitation, technical development, University Testing, and related processes.

1.3.       "Effective Date" means the last date of execution of this Agreement by a Party.

1.4.       "GAAP" means the "United States Generally Accepted Accounting Principles" as determined by the US Financial Accounting Standards Board (FASB).

1.5.       "Improvement" means any Know-How, including, without limitation, findings, discoveries, inventions, additions, modifications, formulations or changes, whether patentable or not, made by either Party during the Term insofar as such Improvement relates to the Products, arises in connection with the Development of the Products, or during University Testing or the Pilot Phase, regardless of application.

1.6.       "Know-How" means all scientific, chemical, technical, regulatory, marketing and other information relating to the Products and that is in existence as of the Effective Date or comes into existence during the Term.

1.7.       “Direct Costs for Manufacturing” shall mean all direct costs CT incurs in connection with the third-party manufacture of the Products.

1.8.       "Products" means the three chemical additives and technology supplied by CT to AGE under the brand names FUTT-13, FUTT-14 and FUTT-15 and any Improvement thereto.

1.9.       "Territory" shall mean the world.

1.10.     "Trademark" shall mean any trademark used in connection with the Commercialization of a Product.

Article 2       Grant of Rights

2.1          Exclusive License Grant.      During the Term, CT grants to AGE the exclusive right and license to Develop, have Developed, market, have marketed, use, have used, Commercialize, have Commercialized, distribute, have distributed, offer for sale, sell and have sold the Products in the Territory and to package, distribute, sell, market and promote the Products under the Trademarks in and throughout the Territory, including the right to grant sub-licenses, subject to all of the terms and conditions of this Agreement. Such right and license in the Territory shall be exclusive even as to CT, except to the extent necessary to enable CT to perform any obligations or activities that CT is required or permitted to perform under this Agreement. The license is subject to CT's right of manufacture in Section 10.1.

2.2          Manufacturing and Supply Rights Retained by CT. The license in Section 2.1 does not include a right or license by CT to manufacture or have manufactured the Products, such rights being retained by CT pursuant to Section 10.1.

2.3          Further Assurances. CT hereby agrees that it will do all such acts and execute all such further documents, conveyances, deeds, assignments, transfers, licenses and the like, and will cause the execution of all such further documents as AGE may from time to time reasonably request be done and/or executed in order to consummate the transactions contemplated under this Agreement, as may be necessary or desirable to effect the purposes of this Agreement, or as may be appropriate to more effectively carry out and vest in AGE the grant of rights and licenses intended to be made under this Agreement.

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Article 3       Development

3.1        Development of the Products.      AGE and CT agree to work together to Develop the Products in the following phases:

a.	Planning Phase – during this Phase, which shall begin immediately upon the Effective Date, AGE will begin the process of selecting a testing facility for the Products; CT will immediately begin developing all necessary testing protocols, formulations, obtaining all testing materials as necessary; and, AGE and CT shall jointly negotiate all contracts with the selected testing facility.

b.	Testing Phase – during this Phase which shall begin immediately upon completion of the Planning Phase, CT will be present in person and participate in the testing of the Products at the selected testing facility. AGE shall be permitted access to the testing to the extent possible. CT shall advise AGE of any modifications to testing protocols, results and any other material developments during the testing phase. AGE shall be included in any and all meetings between CT and representatives of the testing facility. CT shall supply the Products at cost and any technical assistance necessary for use of the Products during this Testing Phase at per diem rates.

c.	Pilot Phase –this Phase may begin at any time. Test #1: AGE may arrange for testing at a trucking company in Kentucky. Test #2: AGE may arrange for testing of the Products in a small power-plant located in Serra Leone. Test #3: AGE may arrange for testing on the mass transit company located in Mexico City. These will be the first 3 tests of FUTT-13 and FUTT-15. CT shall supply the Products at cost for the 3 test listed above, and any technical assistance necessary for use of the Products during this Pilot Phase at per diem rates.

Such phases may be described in further detail with regard to timing and requirements in a Development Plan overseen by the Development Committee if the parties mutually agree a formal plan is necessary. CT and AGE shall use commercially reasonable efforts to develop the Products.

Article 3      Access to Data and Information

3.1          Access to Data and Information. AGE shall own and have the right to access free of charge all information and data generated in all Development activities and all laboratory testing and studies with respect to the Products, including but not limited to the University Testing of the Products and Pilot Phase of Development.

3.2         Consideration; Funding of Product Development. AGE shall be responsible for all the costs associated with Development of the Products, participation in the Planning Phase, University Testing, the Pilot Phase and all other aspects of Development.

Article 4        Commercialization

4.1          Commercialization in General. AGE shall have the exclusive right, even as to CT, to commercialize the Products in the Territory. AGE shall use its commercially reasonable efforts to commercialize the Products as soon as commercially reasonable following completion of Testing and Pilot Phase, if applicable.

4.2          Responsibilities AGE.

AGE agrees that during the term of this Agreement, it shall:

a.	Use its best efforts and abilities to purchase, promote, market, distribute and sell, at its own expense, Products;

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b.	comply and cause all its sub-distributors or parties appointed by it to comply, with all applicable laws in Territory relating to the advertising, distribution and sale of Products and with the terms and conditions of this Agreement;

c.	respond promptly to all communications and correspondence from CT and follow and abide by such standard sales and marketing policies as may be directed from time to time by CT;

d.	purchase and maintain in effect reasonable and adequate insurance coverage, including a product liability policy naming AGE as an insured party and naming CT as an additional insured, and supply CT with policy details and a certificate of insurance upon request by CT.

4.3          Obligations of CT. CT agrees that during the Term, it shall:

a.	sell to AGE such quantities of Products as are ordered by AGE from time to time;

b.	use its best efforts to ship all orders for Products made by AGE within ten (10) days from the receipt by CT of such orders;

c.	provide reasonable technical support and training to AGE and to AGE's customers and sub-distributors, as and when requested by AGE, at such reasonable fees CT charges from time to time;

d.	provide research information as it becomes available on any new or existing Products; and

e.	keep AGE apprised of any changing governmental or other applicable rules or regulations that would affect the manufacture, shipping, sale or distribution of the Products.

Article 5       Governance and Oversight

5.1         Development Committee.     The Parties shall establish a joint development committee (the “Development Committee” or "DC") consisting of representatives from each Party, each such representative having the authority to act on behalf of the Party such individual represents, the exact number of which shall be as the Parties may agree, from time to time. Initially, the DC shall consist of 5 individuals, 3 of whom shall be nominated by AGE, and 2 of whom shall be nominated by CT. Any member of the DC may designate a substitute to attend and perform the functions of that member at any meeting of the DC. The DC shall oversee the overall strategy for the Development of the Products, including in the planning phase, testing phase and pilot phase.

5.2          Meetings.     All DC meetings shall be as often as the members may determine. Such meetings may be held in person, or any means of telecommunications or video conference, as the members deem necessary or appropriate.

5.3         Decision-making of Development Committee.     It is anticipated that AGE and CT will work together without requiring formal votes for most action. However, in the event a formal vote by the DC is necessary, all decisions of the DC shall be made by majority vote and all members must vote. Any dispute regarding the interpretation of this Agreement or any alleged breach of this Agreement will be resolved in accordance with the terms of Article 15.

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Article 6       Pricing

6.1       Pricing. CT will sell Products to AGE in accordance with CT’s price list which is in effect at the time of receipt of AGE’s purchase order. CT reserves the right to make changes to its price list upon 30 days’ written notice to AGE.

6.2       Purchase Orders. AGE shall submit written purchase orders to CT for all purchases of Products, by way of fax or email.

Article 7      Audit Rights

7.1       Audit Right of Each Party. At any time during normal business hours, but not more often than twice in any calendar year, each party or its representatives, shall have the right to examine the books and records described above and to make copies thereof, and the other party shall cooperate in making available to the examining party and its representatives any information reasonably requested and necessary or useful to establish the accuracy of the books and records or to determine the amount of royalty payments due hereunder or Direct Costs for Manufacturing contemplated hereby. In the event that a Party disputes an invoice or other payment obligation under this Agreement, such Party shall timely pay the undisputed amount of the invoice or other payment obligation, and the Parties shall resolve such dispute in accordance with Article 15.

Article 8         Manufacturing and Supply

8.1       Manufacturing Rights. CT has the right to and shall have its third-party manufacturers or blenders manufacture the Products for the exclusive supply to AGE or its authorized designee.

8.2       Election Not to Manufacture or Supply. Should CT elect not to arrange for the manufacture of such Products, or CT is in material breach of any obligation hereunder, CT hereby grants to AGE and AGE shall have the exclusive right and license to manufacture or arrange for the manufacture and supply of the Products. In the event CT refuses or is unable to give AGE the formulations and specifications for manufacture of the Products, AGE shall be authorized at that time to reverse engineer or duplicate the Products by any means.

Article 9       Representations, Warranties, Covenants and Indemnification

9.1       Representations of CT. CT represents and warrants that (i) it owns the entire right, title and interest in the Products, chemical additives, technology and all formulations thereof licensed by AGE under this Agreement, or otherwise has the right to grant the license rights under this Agreement, (ii) it has the right to enter into this Agreement, (iii) that there is nothing in any Third Party agreement CT has entered into that in any way limits CT's ability to perform all of its obligations under this Agreement, (iv) it has received no notice of infringement or misappropriation of any alleged rights asserted by any Third Party in relation to any technology used in connection with the manufacture, use or sale of the Products, and it is not aware of any patent, know-how, trade secret, or other right of any Third Party which could reasonably be expected to materially adversely affect its ability to carry out its responsibilities under this Agreement, and,(v) it shall be in compliance with all laws and regulations applicable to the subject matter of this Agreement.

9.2       Representations of AGE. AGE represents and warrants that (i) it has the right to enter into this Agreement, (ii) there is nothing in any Third Party agreement AGE has entered into that in any way will limit AGE's ability to perform all of the obligations undertaken by AGE under this Agreement, and (iii) AGE shall be in compliance with all laws and regulations applicable to the subject matter of this Agreement.

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Article 10       Confidentiality, Publications

10.1     Confidential Information.

The parties hereby agree and acknowledge that in the course of the performance of this Agreement, both parties may receive or otherwise acquire information which is confidential and proprietary to either party, including, but not limited to, price lists, product specifications, suppliers, company finances and financial results, plans, manuals, strategies, marketing methods, and customers. Both parties hereby acknowledge that such information is the proprietary property of each of the parties to which such information belongs and agree that such information shall not be disclosed or used at any time, either during or subsequent to this Agreement, except as such disclosure or use may be required in connection with the performance of duties under the terms of this Agreement. This covenant shall survive the termination of this Agreement. Immediately following the termination of this Agreement, the parties agree to transfer and deliver to the other all documents, notebooks, charts, files and records containing or referencing confidential information including copies, summaries, and notes in its possession or control.

10.2     Terms Confidential. The parties agree not to publicly disclose or publicize the existence of, or the terms and conditions of this Agreement, except where required by law.

10.3     Formulations. Except as provided for in Paragraph 10.2 herein above, AGE agrees it shall not attempt to knowingly be in evolved in any way with an attempt to reverse engineer or duplicate the formulation of any Product. If Distributor becomes aware of any such attempt, whether by its own employees, officers, agents, customers, or by a third party, Distributor shall promptly notify CT and disclose all relevant information within Distributor's possession or control.

Article 11      Competition

11.1     Non-Compete Obligations. During the Term and for a period of two (2) years after termination or expiration hereof, neither CT nor its Affiliates, shall, either alone or in collaboration with a third party, directly or indirectly engage in any activity directed to the Development, Manufacture, Licensing or Commercialization of the same Products.

Article 12      Term and Termination

12.1     Term. This Agreement shall become effective on the Effective Date and shall continue until ten (10) years after the first commercial sale of the Products by AGE to a customer (the "Initial Term"). Provided that Distributor and CT have complied with all the terms and conditions hereof, this Agreement shall be automatically renewed at the completion of the Initial Term and shall continue on the same terms and conditions as contained herein for successive five (5) year periods(the "Renewal Term").

12.2     Early Termination. Each Party shall have the right to terminate this Agreement in its entirety before the end of the Term:

a.	by mutual written agreement of the Parties;

b.	upon the bankruptcy or insolvency, or the filing of an action to commence insolvency proceedings against the other Party, or the making or seeking to make or arrange an assignment for the benefit of creditors of the other Party, or the initiation of proceedings in voluntary or involuntary bankruptcy, or the appointment of a receiver or trustee of such Party's property that is not discharged within ninety (90) days.

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c.	upon written notice by either Party if the other Party is in material and continuing breach of this Agreement and has not cured such breach within 30 days after receiving written notice from the terminating Party requesting cure of the breach and informing the breaching Party that the terminating Party intends to terminate this Agreement; provided, however, in the event of a good faith dispute with respect to the existence of a material breach, the cure period shall be tolled until such time as the dispute is resolved pursuant to Article 15; and provided further that the terminating Party has given the defaulting Party the following opportunities to remedy any breach:

i.	the written notice of breach referenced above shall detail the specific obligation under this Agreement which is alleged to have been breached; the manner of such alleged breach; and the steps that may be taken in order to remedy such breach; and

ii.	the terminating Party has provided the defaulting Party with a reasonable amount of time (but not less than 30 days) in which to complete any steps which might be taken to remedy the breach, as stated in the notification of breach, or (y) if completion of those steps is not possible within a 30-day period, to commence those steps required as stated in the notification of breach, on the condition that the defaulting Party continues to perform those steps with due diligence and the breach is capable of being cured.

12.3     Dormancy Period. CT shall have the option to terminate this Agreement in the event of Dormancy. “Dormancy” shall mean a period of twelve (12) months or more during which AGE submits no purchase orders to CT, after which time CT must give AGE written notice of the Dormancy and an additional sixty (60) days to cure such Dormancy by submission of a purchase order for the Products to CT.

12.4     Effect of Termination.

(a) Accrued Obligations. The termination of this Agreement, in whole or part, for any reason shall not release either Party from any liability which, at the time of such termination, has already accrued to such Party or which is attributable to a period prior to such termination, nor will any termination of this Agreement preclude either Party from pursuing all rights and remedies it may have under this Agreement, at law or in equity, with respect to breach of this Agreement.

(b) Rights Become Non-Exclusive. Notwithstanding any other provision of this Agreement, following the effective date of termination of this Agreement for any reason, AGE's and its sublicenses' rights and licenses with respect to the CT Technology incorporated into the Product in the Territory shall not terminate but shall continue on a non-exclusive basis.

12.5     Survival. Upon the termination of this Agreement, all rights and obligations of the Parties under this Agreement shall terminate, except those described in the following Articles and Sections: Article 9, Article 10, Article 11, Article 15, and Article 17 and Sections 3.2, 6.1, 12.3,and 13.1. Termination shall not affect any rights to receive payments that have accrued under Article 8 at the time of termination.

Article 13       Arbitration

13.1     Arbitration. Any controversy or claim arising out of, or relating to this Agreement, or the breach thereof, shall be determined by Arbitration administered in accordance with the Federal Arbitration Code, and judgment on the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof. The place of arbitration shall be Tampa, Florida, USA. This Agreement shall be governed by and interpreted in accordance with the laws of the State of Florida. The Parties acknowledge that this agreement evidences a transaction involving interstate commerce. The United States Arbitration Act (Title 9, U.S. Code, as amended) shall govern the interpretation, enforcement, and proceedings pursuant to the arbitration clause in this Agreement. Within 15 days after the commencement of arbitration, each Party shall select one person to act as arbitrator and the two selected shall select a third arbitrator within 10 days of their appointment. If the arbitrators selected by the Parties are unable or fail to agree upon the third arbitrator, the third arbitrator shall be selected by the American Arbitration Association. Except as may be required by law, neither a Party nor an arbitrator may disclose the existence, content, or results of any arbitration arising hereunder without the prior written consent of both Parties. The language of the arbitration shall be English. Each Party shall bear its own costs and expenses and an equal share of the arbitrators' and administrative fees of arbitration. The arbitrators will have no authority to award punitive, consequential or other damages not measured by the prevailing Party's actual damages, except as may be required by statute.

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Article 14      Force Majeure

14.1     Force Majeure Affecting Either Party. Any delay in or failure of performance by either party (other than payment obligations)shall not be considered a breach of this Agreement and shall be excused if and to the extent it is caused by any occurrence beyond the reasonable control of the party affected, including, but not limited to: acts of God or the public enemy; fire; flood; embargoes; governmental restrictions; strikes or labor difficulties; riots; acts of terrorism; wars or other military action; civil disorders; shortages of labor, fuel, power, materials, supplies or transportation; or delays or interruptions in the production third parties outside the control of the parties. The affected party shall use reasonable commercial efforts to mitigate or eliminate the cause of such delay or its effects. The affected party shall notify the other in writing promptly of any failure or delay in, and the effect on, its performance under this Agreement.

Article 15      Miscellaneous

15.1     Entire Agreement. This Agreement constitutes the entire Agreement between the parties with respect to all of the matters herein and its execution has not been induced by, nor do any of the parties rely upon or regard as material, any representations or writings whatever not incorporated herein. This Agreement may not be amended or modified except by written instrument signed by the parties hereto. All Schedules and Exhibits referred to herein are incorporated by reference and form part of this Agreement.

15.2     Prevailing Agreement. In the event of any conflict between the provisions of this Agreement and a schedule attached hereto, the provisions of this Agreement shall prevail, unless the relevant clause of the relevant schedule expressly provides that it shall prevail, thereby referencing the clause of this Agreement over which the applicable schedule is intended to prevail.

15.3     Amendments. Modifications and amendments to this Agreement shall be effective only if made in writing and signed by both Parties. Evidence for the contents of this Agreement may only be produced in the form of written documents duly executed by each of the Parties hereto.

15.4     Cooperation. Subject to confidentiality restrictions that may be reasonably requested, the Parties shall use their respective commercially reasonable efforts to:

a.	The Parties shall consult and cooperate in the preparation of each submission for Regulatory Approvals for the Products in the Territory and in obtaining and maintaining Regulatory Approvals within the Territory, provided however, that, CT shall be solely responsible for interactions with Regulatory Authorities throughout the Territory.

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b.	Make all required filings with all governmental authorities and obtain all necessary approvals in connection with this Agreement to the extent required under applicable laws. Subject to confidentiality restrictions that may be reasonably requested and to the extent permissible by law, AGE and CT shall make every effort to coordinate and exchange all filings and documents submitted to all government authorities regarding this Agreement;

c.	Cooperate with each other in any review, investigation, inquiry or proceeding regarding the Agreement by any government authority. Subject to such confidentiality restrictions as may be reasonably requested and to the extent permissible by law, AGE and CT will render reasonable assistance as the other may request in connection with this Agreement and coordinate and cooperate with one another in exchanging information, permitting reasonable access to AGE's and CT's documents, officials, and data in connection with any such review, investigation, inquiry or proceeding by any governmental authority;

d.	Promptly inform each other of any material communication made to, or received by such party from any governmental authority regarding this Agreement;

e.	Defend, contest and resist any administrative, judicial or legislative action or proceeding that is instituted (or threatened to be instituted) challenging the transactions contemplated by this Agreement as violative of any applicable law, and have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that is in effect and that challenges this Agreement, including, without limitation, by pursuing all reasonable avenues of administrative and judicial appeal;

f.	Without limiting any other provision of this Agreement, take all actions and do all things reasonably necessary or proper (at its own cost and expense), including under applicable law to make effective and further the intent and purposes of the transactions contemplated by this Agreement, including executing any further instruments reasonably requested by the other Party, and to resist and to contest any proposals or efforts to materially alter the terms of the Agreement so as to permit the Parties to fulfill their obligations under and to obtain the full benefits contemplated by the Agreement.

15.5     Notices. All notices given pursuant to this Agreement shall be in writing and addressed as set forth below. Addresses may be modified at any time by written notification to the other party. Any such notice or other communication shall be deemed given and effective when delivered personally, or by fax, or by electronic mail, or three (3) days after the postmark date if mailed by certified or registered mail, postage prepaid, return receipt requested.

In the case of a written notice to CT addressed to it at:

Combustion Technologies USA LLC

179 E Main St, Suite B

Sandy, UT 84070

Attn: Brett Winberg

Facsimile: (866) 359-8795

Email: brett@combust.com

With a copy to:

Attn: Don Poscente

Email: don@combust.com

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In the case of a written notice to AGE addressed to it at:

Advance Green Energy, Inc.

2 North Broad Street

Brooksville, Florida 34601

Attn: Mike Barbee

Facsimile: 727-474-9810

Email: barbeecash2013@gmail.com

Any change of these addresses shall be promptly communicated in writing to the other Party.

15.6     Severability. To the extent any provision or term set forth herein is or becomes unenforceable by operation of law, such unenforceability shall not affect the remaining provisions of this Agreement. The Parties agree to renegotiate in good faith any provision or term held to be unenforceable and to be bound by the mutually agreed substitute provision.

15.7     No Agency. Nothing herein contained shall. be deemed-to create an agency, join venture, amalgamation, partnership or similar relationship between CT and AGE, and this Agreement shall not be deemed a partnership agreement. Notwithstanding any of the provisions of this Agreement, neither Party shall at any time enter into, incur, or hold itself out to Third Parties as having authority to enter into or incur, on behalf of the other Party, any commitment, expense, or liability whatsoever, and all contracts, expenses and liabilities undertaken or incurred by one Party in connection with or relating to the development, manufacture, promotion or sale of the Products shall be undertaken; incurred or paid exclusively by that Party, and not as an agent or representative of the other Party.

15.8     Headings; Singular and Plural. The heading references herein are for convenience purposes only, do not constitute a part of this Agreement and shall be deemed not to limit or affect any of the provisions hereof and their interpretation. The singular and plural numbers can be substituted for each other when the context requires such substitution.

15.9     Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original and which together shall constitute the same instrument. This Agreement may be transmitted by fax or a similar device and the reproduction of signatures by fax or a similar device will be treated as binding as if original and each party undertakes to provide the other party with a copy of the Agreement bearing original signatures forthwith upon demand.

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the day and year first above written by their duly authorized representatives.

COMBUSTION TECHNOLOGIES USA LLC	AGE, INC.

Name:	Brett Winberg	Name:	P.M. Barbee

Title:	Managing Partner	Title:	President/Chairman of the board

Signature: /s/ Brett Winberg	Signature: /s/ P. M. Barbee

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